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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-1/A
     TENDER OFFER STATEMENT (AMENDMENT NO. 2) PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 SCHEDULE 13D/A
                               (AMENDMENT NO. 4)
                           (PURSUANT TO SECTION 13(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934)

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                               AMDAHL CORPORATION
                                    (ISSUER)

                          FUJITSU INTERNATIONAL, INC.
                                FUJITSU LIMITED
                                   (BIDDERS)

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                     COMMON STOCK, PAR VALUE $.05 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

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                                  023905 10 2
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                                 TAKASHI TAKAYA
                          DIRECTOR AND GROUP PRESIDENT
                  CORPORATE PLANNING AND BUSINESS DEVELOPMENT
                                FUJITSU LIMITED
                           MARUNOUCHI CENTER BUILDING
                            6-1, MARUNOUCHI 1-CHOME
                          CHIYODA-KU, TOKYO 100, JAPAN
                           TELEPHONE: 81-3-3216-0570
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

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                                    COPY TO:
                            ROBERT S. TOWNSEND, ESQ.
                            MORRISON & FOERSTER LLP
                               425 MARKET STREET
                      SAN FRANCISCO, CALIFORNIA 94105-2482
                           TELEPHONE: (415) 268-7000

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                           CALCULATION OF FILING FEE

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     TRANSACTION VALUATION*                          AMOUNT OF FILING FEE**
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         $943,019,665                                    $188,604
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*   For purposes of calculating the filing fee only. This calculation assumes
    (i) the purchase of (x) 123,067,004 shares of common stock, par value $.05 per share, of the subject company ("Shares") issued and outstanding as of August 20, 1997, according to the subject company, less 51,811,664 Shares owned by the Purchaser and its affiliates, and (y) options to purchase 4,794,633 Shares issued and outstanding as of August 20, 1997 that will vest prior to the expiration of the Offer and that have exercise prices of less than $12.40, and (ii) the offer price of $12.40 per Share.

** The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, is equal to 1/50 of 1% of the Transaction Valuation.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      AMOUNT PREVIOUSLY PAID: $182,228          FILING PARTY: Fujitsu Limited
      FORM or REGISTRATION NO.: Schedule 14D-1  DATE FILED: August 5, 1997

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        This Amendment No. 2 to the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") of Fujitsu Limited, a Japanese corporation (the "Parent"), and Fujitsu International, Inc., a Delaware corporation and a wholly owned subsidiary of the Parent (the "Purchaser"), dated August 5, 1997, and Amendment No. 4 to Schedule 13D (the "Schedule 13D") of the Parent, dated March 24, 1993, amend and supplement the Schedule 14D-1 and the Schedule 13D, in each case as amended. The Schedule 14D-1 and the Schedule 13D relate to the tender offer by the Purchaser to purchase any and all outstanding shares of common stock, par value $.05 per share (the "Shares"), of Amdahl Corporation, a Delaware corporation, at a price of $12.40 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 5, 1997, as supplemented by the supplement thereto, dated August 22, 1997 (the "Supplement"), and in the related Letter of Transmittal. Capitalized terms used and not otherwise defined herein have the respective meanings given such terms in the Schedule 14D-1.


ITEM 1.   SECURITY AND SUBJECT COMPANY.

          Item 1(b) is hereby amended and supplemented by reference to the Introduction and Section 1 of the Supplement which are incorporated herein by reference.

          Item 1(c) is hereby amended and supplemented by reference to Section 5 of the Supplement which is incorporated herein by reference.

ITEM 3.   PAST CONTRACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

          Item 3 is hereby amended and supplemented by reference to "SPECIAL FACTORS -- Background of the Offer and Merger; Past Contacts, Transactions and Negotiations with the Company" of the Supplement which is incorporated herein by reference.

ITEM 4.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Item 4(a) is hereby amended and supplemented by reference to "SPECIAL FACTORS -- Financing the Offer and the Merger" of the Supplement which is incorporated herein by reference.

ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

          Item 6(a) is hereby amended and supplemented by reference to "SPECIAL FACTORS -- Interests of Certain Persons in the Offer and the Merger" and "SPECIAL FACTORS -- Beneficial Ownership of Shares" of the Supplement which are incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

          Item 7 is hereby amended and supplemented by reference to "SPECIAL FACTORS -- Background of the Offer and the Merger; Past Contacts, Transactions and Negotiations with the Company" of the Supplement which is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

          Items 10(b), (c) and (e) are hereby amended and supplemented by reference to "SPECIAL FACTORS -- Background of the Offer and the Merger; Past Contracts; Transactions and Negotiations with the Company" and Section 11 of the Supplement which are herein incorporated by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

          (a)(11) Supplement, dated August 22, 1997, to Offer to Purchase, dated August 5 1997.

          (a)(12)  Revised form of Letter of Transmittal.

          (a)(13) Revised form of Letter from Lehman Brothers Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

          (a)(14)  Revised form of Letter from Brokers,
Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients.

          (a)(15)  Revised form of Notice of Guaranteed Delivery.

          (a)(16) Text of Joint Press Release, dated August 20, 1997, issued by Fujitsu Limited and Amdahl Corporation.

          (a)(17) Text of Joint Press Release, dated August 22, 1997, issued by Fujitsu Limited and Amdahl Corporation.

          (c)(6)   Memorandum of Understanding, dated August 20, 1997.

                                   SIGNATURE

     After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 22, 1997
                                          FUJITSU LIMITED

                                          By: /s/ Kazuto Kojima
                                            ------------------------------------
                                          Name: Kazuto Kojima
                                          Title:  Director and Group President
                                              Marketing Group and International
                                              Computer Business Group

                                          FUJITSU INTERNATIONAL, INC.

                                          By: /s/ Kazuto Kojima
                                            ------------------------------------
                                          Name: Kazuto Kojima
                                          Title:  President

                                  EXHIBIT LIST

 EXHIBIT                                                                                 PAGE
 NUMBER                                     DESCRIPTION                                 NUMBER
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(a)(1)*      Form of Offer to Purchase, dated August 5, 1997.
(a)(2)*      Form of Letter of Transmittal.
(a)(3)*      Form of Letter from Lehman Brothers Inc. to Brokers, Dealers, Commercial
             Banks Trust Companies and Other Nominees.
(a)(4)*      Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients.
(a)(5)*      Form of Notice of Guaranteed Delivery.
(a)(6)*      Form of Guidelines for Certification of Taxpayer Identification Number on
             Substitute Form W-9.
(a)(7)*      Summary Advertisement as published in The Wall Street Journal on August
             5, 1997.
(a)(8)       Text of Joint Press Release, dated July 30, 1997, issued by Fujitsu
             Limited and Amdehl Corporation(1)
(a)(9)*      Text of Joint Press Release, dated August 5, 1997, issued by Fujitsu
             Limited and Amdahl Corporation.
(a)(10)*     Press Release, dated August 14, 1997, issued by Fujitsu Limited.
(a)(11)      Supplement, dated August 22, 1997,  to Offer to Purchase, dated
             August 5, 1997.

(a)(12)      Revised form of Letter of Transmittal.

(a)(13)      Revised form of Letter from Lehman Brothers, Inc. to Brokers, Dealers,
             Commercial Banks, Trust Companies and Other Nominees.

(a)(14)      Revised form of Letter from Brokers, Dealers,
             Commercial Banks, Trust Companies and Other Nominees to Clients.

(a)(15)      Revised form of Notice of Guaranteed Delivery.

(a)(16)      Text of Joint Press Release, dated August 20, 1997, issued by
             Fujitsu Limited and Amdahl Corporation.

(a)(17)      Text of Joint Press Release, dated August 22, 1997, issued by Fujitsu
             Limited and Amdahl Corporation.

(b)          Not applicable.
(c)(1)*      Agreement and Plan of Merger, dated as of July 30, 1997, by and among
             Fujitsu Limited, Fujitsu International, Inc. and Amdahl Corporation
             (incorporated herein by reference to Exhibit III to the Offer to Purchase filed as Exhibit (a)(1) hereto).
(c)(2)       Confidentiality Agreement, dated June 30, 1997, between Fujitsu Limited and Amdahl Corporation(1).
(c)(3)       Letter Agreement, dated July 9, 1997, between Fujitsu Limited and Amdahl
             Corporation(1).
(c)(4)*      Amdahl/Fujitsu 1982 Agreement, dated March 4, 1982, between Fujitsu
             Limited and Amdahl Corporation.
(c)(5)*      Letter Agreement, dated April 3, 1984, between Fujitsu Limited and Amdahl
             Corporation.

(c)(6)       Memorandum of Understanding, dated August 20, 1997.

(d)          Not applicable.
(e)          Not applicable.
(f)          Not applicable.

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  * Previously filed.

(1) Filed as an Exhibit to Amendment No. 1 to the Schedule 13D filed by Fujitsu Limited with the Securities and Exchange Commission on July 31, 1997 and incorporated herein by reference.